Tier 2 capital (Basel III-compliant, progressive buffer capital)

Issuer	UBS Group AG
ISIN	-
Issue Date	31.12.2013 [1]
Currency	CHF
Nominal (million)	[2]
Coupon Rate	3.5% / 5.125% [3]
Maturity Date	01.03.2019 [4]
First Call Date	-

[1] Issuance date of DCCP from a capital perspective. It does not correspond to grant date for employees.
[2] Please, refer to the table "Capital instruments of UBS Group AG (consolidated) and UBS AG (consolidated and standalone) – Key features" for information on the outstanding amount.
[3] Applicable to CHF-denominated and USD-denominated issues, respectively.
[4] Subject to forfeiture and vesting provisions.

UBS

Deferred Contingent Capital Plan (DCCP) 2013/14

Description of the terms and conditions of DCCP as a capital instrument

Overview	Issues under DCCP shall be made during the validity of the 2013/2014 plan, to key contributors at UBS. Eligibility is determined by UBS and issues are granted at UBS's sole discretion.
Issuer	UBS Group AG
Type of instrument	DCCP issues grant a contingent right to receive a cash payment at vesting and an annual interest payment, subject to the conditions mentioned below. The amount of the cash payment is fixed at the grant date.
Interest	Interest will be paid annually on unvested DCCP issues at a rate of 5.125% for USD-denominated DCCP issues, and 3.5% for CHF-denominated DCCP issues; subject to the trigger event, the viability event, the forfeiture provisions and the vesting provisions mentioned below. Additionally, UBS Group AG will only pay interest for the performance years in which the firm generates an adjusted pre-tax profit.
Maturity date	Issues under DCCP will vest either on 1 March 2019 or, if granted between March 2014 and February 2015, will vest on the date determined by the issuer (provided that, to count as regulatory capital, they must have a minimum five-year duration). Vesting is subject to the trigger event or a viability event occurring, the forfeiture provisions and the vesting provisions mentioned below.
Trigger Event or Viability Event	All outstanding unvested DCCP issues will be forfeited, and no further interest will be due or paid, if: • the reported phase-in Basel III Common Equity Tier 1 ratio of the Group falls below 7%, or 10% with respect to grants to Group Executive Board members (a "trigger event"); notwithstanding this, a trigger event will not have occurred and the DCCP issues will not be forfeited if the Swiss Financial Market Supervisory Authority (FINMA) agrees in writing that such action is not appropriate in the circumstances; or • FINMA provides UBS Group AG with written notice of its determination that DCCP issues are required to be written down to prevent the insolvency, bankruptcy or failure of UBS Group AG; or • UBS Group AG has received an indirect or direct commitment of extraordinary support from the public sector, which FINMA has determined and confirmed in writing to UBS Group AG is necessary to prevent the insolvency, bankruptcy or failure of UBS Group AG (in either case a "viability event").
Forfeiture and vesting provisions	An outstanding unvested DCCP issue will generally be forfeited, and no further interest will generally be due or paid, due to termination of employment and harmful acts by the employee. In certain circumstances, outstanding unvested DCCP issues may be subject to performance and similar conditions, and in any years during the vesting period where UBS Group does not achieve an adjusted pre-tax profit the value of DCCP issues granted to Group Executive Board members will be reduced by 20% of the value on grant date. In case of death or disability, an outstanding unvested DCCP issue will vest earlier, i.e. on the date that the employee's employment contract terminates for death or disability. Vesting may be accelerated, or forfeiture provisions may be relaxed, in case of termination of the plan by, or change of control in, UBS Group AG.

Status	To the extent that any person acquires a right to receive any payments under the plan, such right will be subordinate to the rights of any depositors and general creditors of the Group and no greater than the rights of unsecured general creditors. Such subordinated debt obligations shall rank equal to all other subordinated debt obligations of UBS Group AG other than any subordinated debt obligations which rank junior to subordinated debt obligations under the plan.
Governing law	Swiss law / in certain cases, New York, US, law